UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 16, 2016, Intelsat S.A. (the “Company”) held its 2016 Annual General Meeting of Shareholders (the “AGM”) and an Extraordinary General Meeting of Shareholders (the “EGM”) in Luxembourg.

Each of the eleven proposals listed below were approved at the AGM by an affirmative vote of a simple majority of the votes validly cast by common shareholders entitled to vote at the meeting:

1.	Approval of the Company’s statutory stand-alone financial statements for the year ended on December 31, 2015 (containing 2014 and 2015 financial information);

2.	Approval of the Company’s consolidated financial statements for the year ended on December 31, 2015 (containing 2014 and 2015 financial information);

3.	Approval of the allocation of the Company’s annual results for the year ended December 31, 2015;

4.	Approval of discharge (quitus) to the directors of the Company for the proper performance of their duties for the year ended December 31, 2015;

5.	Approval and confirmation of the co-optation and definitive election of Stephen Spengler as Class II director of the Company for a term ending at the general meeting of shareholders of the Company approving the statutory financial statements for the accounting year ending on December 31, 2017;

6.	Re-election of the following three Class III directors: (a) John Diercksen; (b) Edward Kangas; and (c) Simon Patterson, each for a term ending at the general meeting of the Company approving the statutory financial statements for the accounting year ending on December 31, 2019;

7.	Approval of the directors’ remuneration for the year 2016;

8.	Approval of re-appointment of KPMG LLP as Independent Registered Public Accounting Firm and of KPMG Luxembourg S.C. as approved statutory auditor (réviseurs d’entreprises agréés) of the Company;

9.	Renewal for a further five year period (ending on June 16, 2021) of the authorization to the Company to purchase, acquire, receive or hold shares of any class in the Company within certain limits and subject to certain price parameters;

10.	Approval of the Second Amendment of the Intelsat S.A. 2013 Equity Incentive Plan (the “2013 Plan”) to increase common shares authorized for issuance from ten million (10,000,000) common shares to twenty million (20,000,000) common shares; and

11.	Approval of repricing of 393,435 options granted under the 2013 Plan such that the exercise price thereof shall be reduced to $3.77 per share.

The following proposal was approved at the EGM by a two-thirds majority of the votes validly cast by common shareholders entitled to vote at the meeting, representing at least half of the issued share capital:

1.	Approval of the five year extension of the validity period of the authorized share capital and waiver of shareholder pre-emptive rights.

For more information about the proposals, please see Intelsat S.A.’s 2016 Proxy Statement, available on the Company’s website at www.intelsat.com/investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 17, 2016	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary